UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 November 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Tina Symmans to step down from Telecom executive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 November 2011	By:	/s/ Tristan Gilbertson
	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE
21 November, 2011

Tina Symmans to step down from Telecom executive

Telecom has today announced that Tina Symmans is to step down from her position as Director of Corporate Relations.

As Telecom completes the separation of Chorus on 30 November, Symmans has elected to leave the company in order to focus on new opportunities. She will stay on in her position as a director of the Telecom Foundation.

“Tina has done an exceptional job during one of the most significant periods of change in Telecom’s history. She has led a notable improvement in the Company’s relationships with key stakeholders, including government and the media,” said Paul Reynolds, Telecom CEO.

“She was a key player in securing Telecom’s position in the UFB project and her job now reaches a natural conclusion. However, I am pleased that Tina will be continuing with her role as a director of the Telecom Foundation, which she was instrumental in establishing, and ensures she will retain an important role at Telecom as we move into the next phase.”

Tina joined Telecom in 2008, and led the Corporate Relations team that included Telecom’s media relations, government relations, internal communications and community relations functions.

“I am proud of what Telecom has achieved over the last four years but feel that having achieved an important milestone in the company’s history, now is the right time for me to look at other opportunities,” said Tina Symmans. “I believe the company has a bright future after demerger and I am pleased to be leaving having completed the job I was brought in to do.”

Telecom will now move ahead with establishing a new role of Corporate Services Director.

“We will now commence a selection process to fill the newly-established Corporate Services Director position, which I expect to fill in the first half of next calendar year,” said Paul Reynolds.

ENDS

For media enquiries, please contact:

Mark Watts

Head of External Media

+64 (0)27 250 4018

Or

Ian Bonnar

Corporate Communications Manager

+64 (0)27 215 7564